UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                      SCHEDULE 13D
                                     (Amendment No.1)

                  Under the Securities Exchange Act of 1934

                     LARSON-DAVIS INCORPORATED
                                   (Name of Issuer)

              Common Stock, Par Value $.0001 Per Share
                         (Title of Class of Securities)

                                   517310 10 8
             (CUSIP Number of Class of Securities)


                                   Copy to:

Laura Huberfeld                         Michael B. Solovay, Esq.
250 Longwood Crossing            Solovay Marshall & Edlin, P.C.
Lawrence, New York 11559      845 Third Avenue
                                                 New York, New York  10022
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         August 2, 1995
                 (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /
 Check the following box if a fee is being paid with this Statement:
                                                    ___
                                                  /    /

                               Page 1 of 4
                    There are not any exhibits
_________________________________________________________________________
CUSIP No. 517310 10 8              13D            Page 2 of 4 Pages
_________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS  S.S. OR I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS      Laura Huberfeld
_________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /_ _ /
                                              ___
                                        (b) /    /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED
PURSUANT TO ITEMS 2(d) or  2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                              :  (7)    SOLE VOTING POWER
                              :                   377,708
                              :___________________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                   377,708
PERSON WITH                   :___________________________________
                              :  (9)    SOLE DISPOSITIVE POWER
                              :                   377,708
                              :___________________________________
                              : (10)    SHARED DISPOSITIVE POWER
                              :                   377,708
______________________________:_____________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING PERSON
                         377,708
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*                                       ___
                                            /___ /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    5.46%
____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          On August 2, 1995, Mrs. Huberfeld sold 75,000 shares of the Common Stock for $3-13/16 per share. On August 3, 1995, Mrs. Huberfeld sold (a) 71,077 shares of the Common Stock for $3-7/8 per share and (b) 2,000 shares of the Common Stock for $3-15/16 per share. Each such sale was made on the securities exchange on which the shares of Common Stock are listed for trading. On August 14, 1995, Mrs. Huberfeld exercised each of the First Warrants and thereby acquired 200,104 shares of the Common Stock. On August
14, 1995, Mrs. Huberfeld sold 5,000 shares of the Common Stock for $5-15/16 per share. On August 15, 1995, Mrs. Huberfeld sold 17,500 shares of the
Common Stock for $6.00 per share. Each such sale was made on the securities exchange on which the shares of Common Stock are listed for trading.

          According to the Company's Form 10-QSB for the quarterly period ended March 31, 1995, as of May 10, 1995, the Company had 6,518,469 shares of Common Stock outstanding. As a result of the sale of (a) 148,077 shares of the Common Stock on August 2 and 3, 1995 and (b) 22,500 shares of the Common
Stock on August 14 and 15, 1995, Mrs. Huberfeld is the beneficial owner of 377,708 shares of Common Stock or 5.46% of the Company's Common Stock outstanding, which include 177,604 shares of the Common Stock and 200,104 shares of the Common Stock issuable upon the exercise of the Second Warrants owned by Mrs. Huberfeld. Mrs. Huberfeld has the sole power to vote and to dispose of such Common Stock.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1995



                                   /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld

                        Page 4 of 4 Pages